Exhibit 99.1

GOLD ROYALTY FORGES STRATEGIC ALLIANCE WITH TAURUS MINING ROYALTY FUND

Vancouver, British Columbia – April 24, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce it has entered into a three-year mutual cooperation agreement with Taurus Mining Royalty Fund L.P. (“Taurus”) that provides each party the ability to coinvest in certain precious metals royalties and streams sourced by the other party. The agreement provides a framework for cooperation and communication amongst the parties in the identification and evaluation of potential co-investment opportunities. The agreement grants each party the right but not the obligation to invest between 25% and 50% in select asset transactions with a value of US$30 million or more. Future dispositions of interests acquired by a co-investment partner through the arrangement will be subject to rights of first offer to the other co-investment partner.

John Griffith, Chief Development Officer noted: “We are pleased to have entered into this mutually beneficial strategic partnership with Taurus, a leading financier to the global mining industry. The partnership not only expands our reach in terms of identifying potential opportunities, but also allows us to pursue larger high-quality investments than we may be able to consider on a standalone basis. The agreement also offers Gold Royalty enhanced access to new and complementary geographic regions. It is a very exciting boost to our M&A capabilities and we look forward to working with the Taurus team going forward.”

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

About Taurus Mining Royalty Fund L.P.

Taurus Mining Royalty Fund L.P. is managed by Taurus Funds Management Pty Limited, a global resource sector financier providing bespoke financing solutions to global mid-tier and junior mining companies. The fund is focused on acquiring high quality and sustainable royalty assets across a range of commodities and stages of development.

Gold Royalty Corp. Contact

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding the Company’s plans and strategies and its expectations regarding, including the expected benefits of, the co-investment arrangement with Taurus. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including the Company’s ability to finance future growth and acquisitions and the parties’ ability to identify and complete investment opportunities. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 30, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.